Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: 212.859.8763 Fax: 212.859.4000 Philip.Richter@friedfrank.com May 27, 2016

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ultratech, Inc.

Responses to Comments on Preliminary Proxy Statement on Schedule 14A

Filed May 23, 2016 by Neuberger Berman LLC. et al.

File	No. 000-22248

Dear Mr. Panos,

On behalf of Neuberger Berman LLC (“NB LLC”), a Delaware limited liability company, as well as Neuberger Berman Group LLC (“NB Group”), a Delaware limited liability company, Neuberger Berman Fixed Income Holdings LLC (“NB FI Holdings”), a Delaware limited liability company, Neuberger Berman Investment Advisers LLC (“NBIA”), a Delaware limited liability company, Benjamin Nahum, James F. McAree and Amit Solomon, Ph.D. (Mr. Solomon, and together with NB LLC, NB Group, NB FI Holdings, NBIA, Mr. Nahum and Mr. McAree, the “Neuberger Berman Participants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 26, 2016 (the “Comment Letter”) relating to the preliminary proxy statement on Form PREC14A (File No. 000-22248) (the “Proxy Statement”), filed by the Neuberger Berman Participants on May 23, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers refer to page numbers in Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”), as filed earlier today and dated May 27, 2016, via EDGAR submission. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Proxy Statement.

The Amended Proxy Statement reflects, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by the Neuberger Berman Participants.

Fried, Frank, Harris, Shriver & Jacobson LLP	May 27, 2016 Page 2

1.	General: Each statement or assertion of opinion or belief made in your proxy statement must be characterized as such and be supported by a reasonable basis that is self-evident disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy statement to the extent necessary, and provide supplemental support where appropriate for any non-conforming statement, including the following:

•	“. . . for the 20 years ending December 31, 2015 – Ultratech’s total shareholder return has been negative 32% while the total return on the major indexes has been substantial. Over this same 20 year period, the total return for investors in the S&P 500 was 367%, in the Russell 2000 was 368% and in the S&P Semiconductor Equipment Index was 423%.”

•	“Ultratech has not generated returns for stockholders.”

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on page 4 of the Amended Proxy Statement.

2.	General: Your statement on page 2 implies that the current Board is not acting “in the best interests of all stockholders.” Avoid issuing statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support of this assertion. In this regard, please note that the factual foundation offered must be reasonable. Refer to Rule 14a-9.

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on page 2 of the Amended Proxy Statement.

3.	General: We note disclosure on pages 1 and 15 indicating that the proxies will use discretionary authority to vote with respect to matters that are presented at the annual meeting. Please remove the implication that the proxy holders have been authorized to vote on any and all matters by further qualifying the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(1).

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on pages 1 and 16 through 17 of the Amended Proxy Statement.

4.	Proposal 1: Election of Directors, page 8: Consistent with the requirements set forth in Rule 14a-4(d), please revise here and on the proxy card, to state that there is no assurance that the Company’s nominees will serve if elected with any of Ultratech’s nominees.

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on page 9 of, and the proxy card attached to, the Amended Proxy Statement.

5.	Other Matters to be Considered at the Annual meeting, page 11: Please briefly state the reasons why you are recommending a vote against the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Ultratech.

Fried, Frank, Harris, Shriver & Jacobson LLP	May 27, 2016 Page 3

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on page 12 of the Amended Proxy Statement.

6.	Costs and Solicitation, page 14: Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on page 16 of the Amended Proxy Statement.

7.	Costs and Solicitation, page 14: You indicate that you “may seek reimbursement” from Ultratech for the expenses of your solicitation, but you fail to disclose whether this reimbursement will be submitted to a vote of Ultratech security holders. See Item 4(b)(5) of Schedule 14A.

•	Response: In response to the Staff’s comments, the Neuberger Berman Participants have made changes on page 16 of the Amended Proxy Statement.

On behalf of each of the Neuberger Berman Participants, we hereby confirm to you each Neuberger Berman Participant’s acknowledgement that: the Neuberger Berman Participants are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Neuberger Berman Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fried, Frank, Harris, Shriver & Jacobson LLP	May 27, 2016 Page 4

Please contact me by phone at (212) 859-8763, by fax at (212) 859-4000 or by email at Philip.Richter@friedfrank.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Philip Richter
Philip Richter

CC:

Maxine Gerson

Managing Director and General Counsel – Corporate

Neuberger Berman LLC